Exhibit 3.2

First Amendment to the Bylaws
of
Furmanite Corporation
The undersigned, being the Secretary of Furmanite Corporation, a Delaware corporation (the “Company”), hereby certifies that the Company’s Bylaws, dated June 14, 2007, were amended by a resolution of the Board of Directors of the Company adopted on May 27, 2014, as follows:
Article II is amended to include the following new Section 14:
Section 14. Chairman of the Board: The board of directors may at its discretion elect a Chairman of the Board from among the directors. The Chairman of the Board may be removed from that capacity by a majority vote of the board of directors. The Chairman of the Board shall preside at all meetings of the board of directors and of the stockholders of the Corporation. The Chairman of the Board shall perform all other duties normally incident to the position of chairman of the board or as may be prescribed by the board of directors or these bylaws. The Chairman of the Board shall not, by virtue of that position alone, be deemed an officer of the Corporation.
Section 1 of Article IV of the Bylaws is deleted in its entirety and replaced with the following:
Section 1. Officers: The officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer and a Secretary, all of whom shall be elected by the board of directors.
The board of directors or the executive committee may appoint one or more Assistant Treasurers, one or more Assistant Secretaries, and such other officers as they, or either of them, may deem necessary, who shall have such authority and shall perform such duties as from time to time may be prescribed by the board of directors or the executive committee. Any two offices, except those of President and Secretary, may be held by the same person.
Section 2 of Article IV of the Bylaws is deleted in its entirety and replaced with the following:
Section 2. President: The President shall have day-to-day supervision of the business affairs and property of the Corporation, and of its officers and agents, subject, however, to the control of the Chief Executive Officer. He may agree upon, execute and deliver all authorized bonds, notes, contracts, agreements or other obligations or instruments in the name of the Corporation.
Section 3 of Article IV of the Bylaws is deleted in its entirety and replaced with the following:
Section 3. Chief Executive Officer: The Chief Executive Officer shall have general supervision over the business affairs and property of the Corporation, and of its officers and agents, subject, however, to the control of the board of directors and of the executive committee. The Chief Executive Officer shall have such other powers and duties as designated in these bylaws and as from time to time may be assigned to him by the board of directors. He may agree upon, execute and deliver all authorized bonds, notes, contracts, agreements or other obligations or instruments in the name of the Corporation, and, with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, may execute and deliver all certificates for shares of capital stock of the Corporation and any warrants evidencing the right to subscribe to shares of the capital stock of the Corporation.
Dated: May 27, 2014
/s/ William F. Fry
Secretary of Furmanite Corporation